

OFFERING MEMORANDUM

facilitated by



True East Leaf

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	True East Leaf
State of Organization	MA
Date of Formation	04/22/2019
Entity Type	Limited Liability Company
Street Address	12 Vivian Ave, Pittsfield MA, 01201
Website Address	www.trueeastleaf.com

(B) Directors and Officers of the Company

Key Person	Kayley Stasiewski
Position with the Company Title First Year	 CEO & Director of Finance 2019
Other business experience (last three years)	Kayley has worked in accounting and finance for successful, global corporations since 2014. She received her Bachelor of Business Administration in Accounting from Isenberg School of Management, graduating magna cum laude in 2016. She was a member of the National Honor Society. She anticipates completing her MBA in Business Analytics next year. Kayley has been a medical marijuana patient since 2014 and is passionate about the benefits that come with consuming cannabis. Learning beside Thomas throughout each grow, Kayley understands the importance of every step that goes into achieving a healthy harvest. Kayley is eager to bring premium cannabis to the recreational market.

Key Person	Thomas Pytko
Position with the Company Title First Year	 President & Director of Cultivation 2019
Other business experience (last three years)	*Thomas has been working in the electrical field since 2015. After graduating from Porter and Chester Institute, he earned his electrical journeyman license and will soon take his test to become a master electrician. He is a certified installer for Trolmaster – an environmental controller for cultivation rooms. Through his experience in the electrical field, Thomas has grown passionate about reducing energy use and the carbon footprint that a cultivation creates. Thomas has been learning about the industry for over a decade and has been a cannabis caregiver since 2017. He has been cultivating for many years and has mastered advanced techniques to achieve the highest quality cannabis. He is knowledgeable in plant biology and is a self-taught breeder. Thomas looks forward to bringing his craft to the market.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kayley Stasiewski	51%
Thomas Pytko	49%

(D) The Company's Business and Business Plan

Our Story

We are young entrepreneurs who work hard to reach our goals. We've spent many years learning all we could about the cannabis plant and are well prepared to join this fast-growing industry.

- Through years of research, trial and error, and cultivating cannabis, we've mastered the craft and techniques required to consistently achieve a successful and healthy grow.
- To gain first-hand knowledge, we traveled to California several times a year to attend cannabis events and visit successful dispensaries and cultivations, learning as much as we could about the industry.

- Once marijuana became recreational in Massachusetts, we began our search for a commercial building. In 2018, we purchased an ideal building able to accommodate our vertically integrated business. Centrally located, our business is in a desirable area surrounded by other thriving businesses.
- True East Leaf is motivated to swiftly repay investments plus promised-portion of revenue. We have independently financed the project up to this point in preparation for a successful business. This includes the purchase of the building, acquiring a host agreement with the city, receiving state provisional licenses for cultivation & retail, and paying architects, lawyers, and other professionals. We have chosen highly reputable companies who are ready to begin the renovations on the building.
- As a Women Business Enterprise, we look forward to standing out and increasing the statistics of women-owned cannabis businesses. In 2021, only 5% of cannabis business owners in Massachusetts were women. True East Leaf is committed to being inclusive and building a diverse team.
- True East Leaf has plans for future expansion to include purchasing a second building that would house additional cultivation and manufacturing.

Target Market and Competition

True East Leaf will stand out from the competition by cultivating and carrying elite product found only at exclusive dispensaries, but within the same price range offered at other dispensaries in the state.

- True East Leaf will be cultivating rare, resilient genetics accessible only at their retail shop. The crosses of the cannabis strains are hand selected after years of breeding. These strains will bring an excitement to the storefront every time they are released. True East Leaf is excited to introduce high quality craft cannabis to a market that is largely wholesale.
- True East Leaf's location is in Pittsfield, Massachusetts. In 2020, Massachusetts total marijuana sales exceeded $1 billion and will continue to increase into the future.
- It is anticipated that customers will visit the storefront from all over – both locally and from out of town. The storefront will be both warm and welcoming for all guests while also focused on efficiency and speed.
- True East Leaf will carry a large selection of products to meet the different needs of all customers. Our in-house cultivated product will be directed toward craft cannabis connoisseurs.
- Aside from being a high quality and reputable brand, True East Leaf is focused on using efficient equipment throughout the facility geared towards lower-cost operations.

161 Seymour Street in Pittsfield, MA

True East Leaf plans to operate an adult-use retail dispensary and cultivation facility at 161 Seymour Street in Pittsfield. Located in the beautiful mountains of the Berkshires, we are in the center of the cultural hub that attracts tourists all year. The building layout is ideal for both types of businesses to thrive.

- The retail storefront will be designed specifically to create a relaxing atmosphere, enhancing the customer experience. This will be achieved through the use of calming colors, also known to spark creativity – distinguishing itself from other dispensaries in the area. The design work will be done by local artists to support the community.
- The cultivation will be tightly controlled and sophisticated in design to achieve the best results for harvesting. It will consist of two large vegetative grow rooms and six large flower grow rooms. The rooms will be on a constant cycle allowing for a harvest every 3-4 weeks.

- Surrounded by attractions including restaurants, food trucks, shops, Barrington Stage Company, and historic Wahconah Park, the location of this facility will be unmatched. Heavy foot traffic is anticipated as the building is near a bus stop, grocery store, hospital, apartments, and other homes. With the location especially accessible to walkers, the existing crosswalk with lights in front of the building maximizes pedestrian safety.

Our Offerings

True East Leaf will offer a wide variety of items including cannabis flower, prerolls, edibles, topicals, and extracts. The menu will include both in-house and outsourced products to provide various options to consumers.

- The cultivation will concentrate on growing exotic, world-class cannabis bred by industry leaders. True East Leaf will have the ability to grow up to 50 exclusive pheno-hunted strains with a diverse range of cannabinoids and terpenes. Our goal is to provide premium cannabis to all customers while earning a positive and trustworthy reputation.
- Aside from the products available in the storefront, clones will also be available for purchase for both customers and other licensed cannabis cultivations in the state.
- True East Leaf looks forward to effectively operating a safe and accessible adult-use retail storefront. Safety will always be prioritized with security on site, extensive surveillance cameras, shatter resistant front windows, smart doors and ID readers. Advanced technology will be used throughout the facility to provide smooth, quick, and effective operations.

The Team

Kayley Stasiewski, CEO & Director of Finance

Kayley has worked in accounting and finance for successful, global corporations since 2014. She received her Bachelor of Business Administration in Accounting from Isenberg School of Management, graduating magna cum laude in 2016. She was a member of the National Honor Society and she anticipates completing her MBA in Business Analytics this year. Kayley has been a medical marijuana patient since 2014 and is passionate about the benefits that come with consuming cannabis. Learning beside Thomas throughout each grow, Kayley understands the importance of every step that goes into achieving a healthy harvest. Kayley is eager to bring premium cannabis to the recreational market.

Thomas Pytko, President & Director of Cultivation

Thomas has been working in the electrical field since 2015. After graduating from Porter and Chester Institute, he earned his electrical journeyman license and recently earned his master electrician license. He is a certified installer for Trolmaster – an environmental controller for cultivation rooms. Through his experience in the electrical field, Thomas has grown passionate about reducing energy use and the carbon footprint created by cultivations. Thomas has been learning about the industry for over a decade and has been a cannabis caregiver since 2017. He has been cultivating for many years and has mastered advanced techniques to achieve the highest quality cannabis. He is knowledgeable in plant biology and is a self-taught breeder. Thomas looks forward to bringing his craft to the market.

Kelsey Walden, HR Manager

Kelsey's management ability, experience, and personality make her a great asset to the True East Leaf team. She has primarily held office and coordinator roles in health care settings for all of her career. Her attention to detail, organizational and communication skills, paired with the desire to treat others with integrity and respect, are values that align with True East Leaf's vision. Kelsey received her Bachelor of Science degree in Health Information Management from Western Governors University, where she learned that ethics are of utmost importance and a subject she has studied thoroughly. Kelsey holds an IT certification in CompTIA Project+.

Brittany McKnight, Retail Manager

With several years of customer service experience and full knowledge of the cannabis plant, Brittany will be leading the retail storefront with confidence and a smile. Brittany has worked in social services for many years managing adults with their daily needs. She is trained in CPR, MAP, and first-aid. She interacts with home and business owners daily, as she owns her own cleaning business. Although she is highly skilled in cleaning, the cannabis industry is calling her name! Aside from her work history, Brittany has spent many years working on cannabis farms on the west coast assisting in trimming and packaging. She is extremely knowledgeable in strains, terpenes, and cannabinoids.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	April 22, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering

Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction Renovations	$94,000	$235,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.5%[2]
Payment Deadline	2026-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.3%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	1.0%
$137,500	1.4%
$175,000	1.8%
$212,500	2.1%
$250,000	2.5%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kayley Stasiewski	51%
Thomas Pytko	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the True East Leaf's fundraising. However, True East Leaf may require additional funds from alternate sources at a later date.

Forecasted milestones

True East Leaf forecasts the following milestones:

- Year 2022 in Pro-Forma Table and Attached Financial Forecast in Data Room refer to a Q4 - 2022 Opening.

- Achieve $5,540,200 revenue in Q4 of 2022.

- Achieve $24,668,000 profit per year by 2026

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$5,540,200	$23,260,000	$23,612,000	$23,964,000	$24,668,000
Cost of Goods Sold					
Gross Profit	$5,540,200	$23,260,000	$23,612,000	$23,964,000	$24,668,000
EXPENSES					
Taxes	$1,939,070	$8,141,000	$8,264,200	$8,387,400	$8,633,800
Outsourced Flower	$2,436,000	$6,851,250	$6,851,250	$6,851,250	$6,851,250
Outsources Products - Other	$304,500	$1,218,000	$1,218,000	$1,218,000	$1,218,000
City Fee	$15,000	$60,000	$120,000	$200,000	$200,000
Payroll	$135,000	$820,000	$861,000	$904,050	$949,252
Utilities	$15,600	$97,400	$97,400	$97,400	$97,400
Cultivation	$44,871	$179,484	$179,484	$179,484	$179,484
Retail & Packaging Supplies	$28,075	$112,300	$112,300	$112,300	$112,300
Office Supplies	$1,056	$422,500	$422,500	$422,500	$422,500
Misc.	$76,544	$306,178	$306,178	$306,178	$306,178
Charities	$2,500	$10,000	$10,000	$10,000	$10,000
Construction Loan	$90,000	$360,000	$360,000	$360,000	$360,000
Operating Profit	$451,984	$4,681,888	$4,809,688	$4,915,438	$5,327,836

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$194,000.00	$194,000.00
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V